Exhibit 99.1

INLIF LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30, 2025	As of December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,715,784		$2,467,638
Accounts receivable, net	7,141,688		3,840,120
Inventories	3,662,699		5,300,458
Deferred offering costs	—		1,482,558
Prepayments and other current assets	4,638,000		159,570
Amounts due from related parties	2,089		1,030
TOTAL CURRENT ASSETS	$17,160,260		$13,251,374

NON-CURRENT ASSETS:
Property, plant, and equipment, net	$3,487,572		$3,037,312
Land-use rights, net	2,146,880		2,130,164
Intangible assets, net	41,979		43,773
Finance lease assets	111,202		—
Deferred tax assets	6,991		5,169
TOTAL NON-CURRENT ASSETS	$5,794,624		$5,216,418
TOTAL ASSETS	$22,954,884		$18,467,792

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$1,726,132		$3,132,613
Bank loans	4,578,703		4,630,581
Contract liabilities	—		1,712
Accrued expenses and other payables	471,883		190,645
Warranty liabilities	46,080		31,602
Income taxes payable	8,906		27,337
Amounts due to related parties	169,812		186,768
Current finance lease liabilities	58,925		—
TOTAL CURRENT LIABILITIES	$7,060,441		$8,201,258

NON-CURRENT LIABILIT:
Finance lease liabilities	$42,946		$—
TOTAL NON-CURRENT LIABILITY	$42,946	$

TOTAL LIABILITIES	$7,103,387		$8,201,258

COMMITMENTS AND CONTINGENCIES (NOTE 19)

SHAREHOLDERS’ EQUITY
Class A Ordinary Share, $0.0001 par value, 350,000,000 shares authorized; 3,400,000 shares issued and outstanding*	$340		$—
Class B Ordinary Share, $0.0001 par value, 150,000,000 shares authorized; 12,500,000 shares issued and outstanding*	1,250		1,250
Additional paid-in capital	14,378,738		7,037,503
Statutory reserve	361,083		361,083
Retained earnings	1,226,398		3,201,818
Accumulated other comprehensive loss	(116,312)		(335,120)
TOTAL SHAREHOLDERS’ EQUITY	$15,851,497		$10,266,534
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,954,884		$18,467,792

*	The shares are presented on a retrospective basis.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INLIF LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended June 30,
	2025	2024
Revenue	$10,270,988	$6,735,689
Cost of revenue	(8,473,079)	(5,021,704)
Gross profit	1,797,909	1,713,985

Operating expenses:
Selling expenses	(412,056)	(481,822)
General and administrative expenses	(2,682,433)	(458,358)
Research and development expenses	(770,713)	(618,137)
Total operating expenses	(3,865,202)	(1,558,317)
Operating (loss) income	(2,067,293)	155,668

Other income (expenses):
Interest income	135,574	1,186
Interest expenses	(94,780)	(91,740)
Other income, net	19,810	344,341
Other expenses, net	(4,272)	(1,831)
Exchange gain	33,838	280
Total other expenses, net	90,170	252,236
(Loss) Income before income tax	(1,977,123)	407,904
Income tax benefits (expenses)	1,703	(17,823)
Net (loss) income	$(1,975,420)	$390,081

Comprehensive income (loss)
Net (loss) income	$(1,975,420)	$390,081
Foreign currency translation adjustments, net of tax	218,808	(218,837)
Comprehensive (loss) income	$(1,756,612)	$171,244

Earnings per share, basic and diluted	$(0.13)	$0.03

Weighted average number of shares	14,787,293	12,500,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INLIF LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Class A Ordinary Shares (US$0.0001 par value)		Class B Ordinary Shares (US$0.0001 par value)		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares*	Amount	Shares*	Amount	Capital	Reserve	earnings	Loss	Equity
		$		$	$	$	$	$	$
Balance as of December 31, 2023	—	$—	12,500,000	$1,250	$7,037,503	$200,229	$1,756,183	$(32,160)	$8,963,005
Net income	—	—	—	—	—	—	390,081	—	390,081
Appropriated statutory surplus reserves	—	—	—	—	—	39,067	(39,067)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(218,837)	(218,837)
Balance, June 30, 2024	—	$—	12,500,000	$1,250	$7,037,503	$239,296	$2,107,197	$(250,997)	$9,134,249
Balance, December 31, 2024	—	$—	12,500,000	$1,250	$7,037,503	$361,083	$3,201,818	$(335,120)	$10,266,534
Share issuance upon the initial public offering	2,000,000	200	—	—	7,999,800	—	—	—	8,000,000
Net loss	—	—	—	—	—	—	(1,975,420)	—	(1,975,420)
Share-based compensation	1,400,000	140	—	—	1,763,860	—	—	—	1,764,000
Offering cost incurred for initial public offering					(2,422,425)				(2,422,425)
Foreign currency translation adjustment	—	—	—	—	—	—	—	218,808	218,808
Balance as of June 30, 2025	3,400,000	$340	12,500,000	$1,250	$14,378,738	$361,083	$1,226,398	$(116,312)	15,851,497

*	The shares are presented on a retrospective basis.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INLIF LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net (loss) income	$(1,975,420)	$390,081
Adjustments to reconcile net (loss) income to net cash used in operating activities:	—	—
Share-based compensation	1,764,000	—
Depreciation and amortization	141,432	184,531
Bad debt reversal	(2,333)	(2,767)
Amortization of finance lease right of use assets	868	—
Deferred tax assets	(1,822)	415
Changes in operating assets and liabilities:
Accounts receivable	(3,299,235)	131,004
Inventories	1,637,759	392,025
Prepayments and other current assets	(78,431)	8,224
Accounts payable	(1,406,480)	(1,219,751)
Interest expense on finance lease liabilities	541	—
Contract liabilities	(1,712)	(58,344)
Accrued expenses and other payables	281,237	(134,076)
Warranty liabilities	14,478	—
Income taxes payable	(18,430)	14,599
Net cash used in operating activities	(2,943,548)	(294,059)

Cash flows from investing activities:
Purchase of property, plant, and equipment	(618,796)	(5,743)
Loans to related parties	(1,070)	—
Loan to a third party	(4,400,000)	—
Net cash used in investing activities	(5,019,866)	(5,743)

Cash flows from financing activities:
Issuance of ordinary shares, net of offering costs	7,060,133	—
Principal payments on finance lease liabilities	(10,741)	—
Proceeds from short-term loans	3,196,717	3,548,186
Repayment of short-term loans	(3,336,311)	(2,217,616)
Deferred offering costs		(202,380)
Amount financed from related parties	—	572,422
Amount repaid to related parties	—	(226,943)
Net cash provided by financing activities	6,909,798	1,473,669
Effect of exchange rate changes	301,762	(176,010)
Net (decrease) increase in cash	(751,854)	997,857
Cash and cash equivalents at beginning of the period	2,467,638	598,933
Cash and cash equivalents at end of the period	$1,715,784	$1,596,790

Supplemental disclosures of cash flows information:
Cash paid for income taxes	15,326	340
Cash paid for interest expense	94,780	95,869

Supplementary disclosure of non-cash information:
Right of use assets obtained in exchange for finance lease liabilities	112,071	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INLIF LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities

INLIF Limited (the “Company”) is a holding company incorporated under the laws of the Cayman Islands on January 4, 2023. The Company owns 100% of the equity interests in Yunfei Enterprise Limited (“Yunfei BVI”), a company incorporated under the laws of the British Virgin Islands on January 30, 2023. Yunfei BVI owned 100% of the equity interests in Juli Enterprise Limited (“Juli HK”), a company incorporated under the laws of Hong Kong, the People’s Republic of China (the “PRC” or “China”), on March 8, 2023.

Juli HK owns 100% of the equity interests in Fujian INLIF Technology Co., Ltd (“Fujian INLIF”), a company incorporated in the PRC on April 21, 2023. Fujian INLIF is a wholly foreign-owned entity. Fujian INLIF owns 94% of the equity interests in Ewatt Robot Equipment Co., Ltd. (“Ewatt”), a company incorporated in the PRC on September 28, 2016.

Fanqi Enterprise Limited (“Fanqi HK”), a company incorporated under the laws of Hong Kong, China, on December 30, 2022, owns 6% of the equity interests in Ewatt, and Fanqi HK is 100% owned by Yunfei BVI.

Prior to the reorganization of Ewatt, Ewatt was 40% owned by Mr. Wenzao Huang, 40% owned by Mr. Xiaolong Chen and 20% owned by Mr. Yunjun Huang on incorporation.

Ewatt owned 100% of the equity interests in Suzhou Ewatt Intelligent Equipment Co., Ltd (“Suzhou Ewatt”), a company incorporated in the PRC on December 20, 2020, which was dissolved on December 20, 2022.

On February 6, 2023, the three individual shareholders (Mr. Wenzao Huang, Mr. Xiaolong Chen, and Mr. Yunjun Huang) of Ewatt agreed to transfer 11.75% and 1% the equity interests of Ewatt to Mr. Jinliang Xu and Fanqi HK, respectively. All shareholders agreed with Fanqi HK acquiring additional 5% equity interests of Ewatt on June 16, 2023.

The five shareholders of Ewatt became the shareholders of the Company on September 6, 2023, and these shareholders owns 100% of the equity interests in the Company (the “Controlling Shareholders”).

Since the Company and its subsidiaries are effectively controlled by the same Controlling Shareholders, they are considered under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon completion of the reorganizations mentioned above, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, the Cayman Islands, and the British Virgin Islands. Details of the Company and the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
The Company	January 4, 2023	Cayman	Parent	Holding company
Yunfei BVI	January 30, 2023	BVI	100	Holding company
Juli HK	March 8, 2023	Hong Kong, China	100	Holding company
Fanqi HK	December 30, 2022	Hong Kong, China	100	Holding company
Fujian INLIF	April 21, 2023	Nan’an, China	100	Holding company
Ewatt	September 28, 2016	Nan’an, China	100	Producing and selling manipulator arms and accessories

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of consolidation

The consolidated financial statements of the Company reflect the principal activities of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated upon consolidation.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowances for expected credit losses, estimates for inventory provisions, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

Foreign currency translation and transaction

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiary in China uses Renminbi (“RMB”) as the functional currency.

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For the Company, except for the shareholders’ equity, the balance sheet accounts on June 30, 2025 and December 31, 2024 were translated at RMB7.1636 to $1.00 and RMB7.2993 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the six months ended June 30, 2025 and 2024 were RMB7.2526 to $1.00 and RMB7.2150 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks, and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of June 30, 2025 and December 31, 2024, cash and cash equivalents balances were $1,715,784 and $2,467,638, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC and Hong Kong, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($69,797) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

Accounts receivables are recorded at the gross billing amount less allowance for expected credit losses from the customers. Accounts receivable does not bear interest.

Since January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance in the combined statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customer.

For the period ended June 30, 2025 and year ended December 31, 2024, the Company’s expected credit losses against accounts receivable were $528 and $2,861, respectively.

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit, and work in progress, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined by using weighted average cost method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Prepayment and other current assets

Prepayment and other current assets primarily consist of prepayments made to vendors or service providers for future services that have not been provided, other current assets, and other receivable from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of June 30, 2025 and December 31, 2024, the Company’s other current assets were not impaired.

Property, plant and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	30 years
Office Equipment	5 years
Electronic equipment	3 to 5 years
Vehicles	4 years
Machinery Equipment	10 years
Building Improvement	10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Construction in progress

Construction in progress is comprised primarily of two new buildings designated for manufacturing purposes. They will be reclassified from construction in process to buildings within property, plant, and equipment once they are fully equipped and available for use.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use the parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The estimated useful life for land use right is 50 years and the rental period is from November 15, 2019 to November 15, 2069.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily are purchased patents. The Company amortizes intangible assets with definite useful lives on a straight-line basis over estimated useful lives of ten years.

Finance Lease as a lessee

The Company, through its subsidiary, leases equipment and accounts for such leases in accordance with ASC 842, Leases (“ASC 842”). A lease is classified as a finance lease if it transfers ownership of the underlying asset to the Company at the end of the lease term or otherwise meets the criteria set forth in ASC 842. The Company’s equipment lease agreements are classified as finance leases because the Company is reasonably certain to exercise the purchase option at the end of the lease term.

Lease liabilities are recognized at the present value of fixed lease payments. Finance lease assets are initially measured at cost, which equals the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, and reduced by any lease incentives received. Because the Company is reasonably certain to exercise the purchase option and ownership of the underlying assets will transfer to the Company, finance lease assets are amortized on a straight-line basis over the estimated useful lives of the underlying assets. The lease liability is subsequently measured using the effective interest method, increased by interest expense and reduced by lease payments made. The principal portion of lease payments is classified as a financing cash outflow, and the interest portion is classified as an operating cash outflow in the statement of cash flows. Interest expense on the lease liability is recognized using the effective interest method and the amortization expense is reported as “General and administrative expenses”.

Finance lease assets are reviewed for impairment annually. No impairment of finance lease assets was identified as of June 30, 2025.

Warranty liabilities

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under FASB ASC 460, “Guarantees”. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranties are based on actual warranty experience or the Company’s best estimate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the balance sheets of cash, accounts receivable, inventory and other current assets, due from related parties, value added tax (“VAT”) recoverables, short-term bank loans, accounts payable, amounts due to related parties, accrued expenses and other liabilities, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The Company accounts for the revenue generated from sales of its products (injection molding machine-dedicated manipulator arms, accessories of manipulator arms, raw materials and scraps of manipulator arms) and services (installation and warranty services) on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods or services.

For the six months ended June 30, 2025 and 2024, there was no revenue recognized on a net basis where the Company is acting as an agent.

The Company’s revenue is primarily derived from the following sources:

Revenue from sales of injection molding machine-dedicated manipulator arms and installation and warranty services

The Company generates revenue from the sales of standard and customized manipulator arms (product) to customers. The Company enters into contracts with customers as a principal. The contracts contain three performance obligations for domestic customers, including transferring the product to the customers, offering installation and warranty services in exchange for consideration. For oversea customers, there is one single performance obligation, which is transferring the product to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, the Company offers a credit term within 120 days for business customers with good creditworthiness. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been delivered to the customers and the customers have accepted it in accordance with the sales contract. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective. The Company generally provides one-year warranty services against defects in materials and workmanship for its customers.

Revenue from sales of accessories of manipulator arms

The Company generates revenue from the sales of manipulator arm accessories. The customer base includes both direct purchasers from the Company, as well as those who procure the Company’s manipulator arms through third-party vendors. The contracts contain one single performance obligation, which is delivering manipulator arms to the customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. The Company recognizes revenue at a point in time when the control of the manipulator arm accessories has been transferred to customers. The transfer of control is considered complete when manipulator arm accessories have been received by customers. In the normal course of business, the Company’s manipulator arm accessories are sold with no right of return.

Revenue from sales of raw materials and scraps of manipulator arms

The Company generates revenue from the sales of raw materials and scraps of manipulator arms. The customer base includes both direct purchasers from the Company, as well as those who procure the Company’s manipulator arms through third-party vendors. The contracts contain one single performance obligation, which is delivering raw materials and scraps of manipulator arms to the customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. The Company recognizes revenue at a point in time when the control of the manipulator arm raw materials and scraps have been transferred to customers. The transfer of control is considered complete when manipulator arm raw materials and scraps have been received by customers. In the normal course of business, the Company’s manipulator arm raw materials and scraps are sold with no right of return.

Revenue from installation services

The Company generates revenue from providing the installation services to customers who acquire manipulator arms and accessories through third parties. The contracts contain one single performance obligation, which is installing the manipulator arms specified by the customer in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. The Company recognizes revenue at a point in time when the Company has fulfilled its obligation of installing manipulator arms and the customer has accepted them, with no further obligations remaining on either party.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of June 30, 2025 and December 31, 2024, other than accounts receivables, advances from customers and contract liabilities, the Company had no other material contract assets, or deferred contract costs recorded on its consolidated balance sheet.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the six months ended June 30, 2025 and 2024 are as follows:

	For the six months ended June 30
	2025	2024
Revenue from sales of injection molding machine-dedicated manipulator arms and installation and warranty services	$4,373,031	$3,346,127
Revenue from sales of accessories of manipulator arms	386,603	1,045,007
Revenue from sales of raw materials and scraps of manipulator arms	5,469,831	2,257,191
Revenue from installation services	41,523	87,364
Total revenue	$10,270,988	$6,735,689

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s CODM in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Management has determined that the Company has one operating and reportable segment, which is the manipulator arms business. The Company’s operations are managed as a single segment within the PRC. As substantially all of the Company’s long-lived assets are located in the PRC and the majority of its revenues are generated from the PRC, no geographical segment information is presented.

Cost of revenue

Cost of revenue consists primarily of (i) cost of manipulator arms and installation service and warranty service, (ii) cost of accessories for manipulator arms, (iii) cost of raw materials and scraps for manipulator arms, and (iv) cost of installation services.

Selling expenses

Selling expenses include (i) sales service costs incurred from provision of customer services, (ii) traveling costs of sales and marketing staff, (iii) salaries and benefits of sales and marketing staff, (iv) advertising costs, and (v) others, such as conference costs.

Advertising costs, which consist primarily of offline advertising related costs, are expensed as incurred and amounted to $52,203 and $134,692 for the six months ended June 30, 2025 and 2024, respectively.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Government grants

Government grants represent cash subsidies received from the local government in the PRC. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Employee benefits

Full-time employees of the Operating Entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefits contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $31,560 and $20,940 for the six months ended June 30, 2025 and 2024, respectively.

Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A —”Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses directly attributable to the IPO and incurred through its completion. These costs were charged to shareholders’ equity upon the completion of the IPO on January 3, 2025. As of June 30, 2025, $2,422,425 of deferred offering costs were charged to shareholders’ equity.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

As of June 30, 2025 and December 31, 2024, the balance of the required statutory reserves was $361,083 and $361,083, respectively.

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on June 30, 2025 and December 31, 2024.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of June 30, 2025, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of June 30, 2025 and December 31, 2024.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income (loss).

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of June 30, 2025 and December 31, 2024, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2025 and December 31, 2024, there were no dilutive shares.

Risks and uncertainties

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of June 30, 2025 and December 31, 2024, the aggregate amounts of cash of $1,715,784 and $2,467,638, respectively, were deposited at major financial institutions located in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivables are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations. Refer to “Note 18. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards” For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024，and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025 and interim periods within those annual periods, Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. if an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In April 2025, the FASB issued ASU 2025-04 – Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, which revises the definition of performance condition for share-based consideration payable to a customer, eliminates the forfeiture policy election for awards granted to customers (unless granted in exchange for a distinct good or service), and clarifies applicability of the variable consideration constraint. The ASU will be effective for annual reporting periods (including interim periods within annual reporting periods) beginning after December 15, 2026, for all entities. Early adoption is permitted for both interim and annual financial statements that have not yet been issued. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Note 3. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Cash on hand	$1,270	$491
Deposits with banks	1,714,514	2,467,147
Cash and cash equivalents	$1,715,784	$2,467,638

The Company had a total of $1,715,784 and $2,467,638 in cash and cash equivalents as of June 30, 2025 and December 31, 2024, all held within the PRC and Hong Kong.

Note 4. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Accounts receivable-third parties	$7,136,451	$3,842,981
Accounts receivable-related parties	5,765	—
Less: allowance for credit losses	(528)	(2,861)
Accounts receivable, net	$7,141,688	$3,840,120

For the six months ended June 30, 2025 and year ended December 31, 2024, the Company recorded allowance for credit losses of third parties for $528 and $2,861, respectively.

The Company subsequently collected outstanding accounts receivable balance of $2,207,417 for the six months ended June 30, 2025 as of the date of this report.

Changes of allowance for credit losses are as follows:

	For the six months ended June 30, 2025	For the fiscal year ended December 31, 2024
Beginning balance	$2,861	$3,015
Reversal of allowance for credit losses	(2,333)	(154)
Ending balance	$528	$2,861

Note 5. Inventories

Inventories consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Raw materials	$3,384,477	$4,095,069
Finished goods	90,669	497,010
Goods shipped in transit	—	595,723
Working in processing	187,553	112,656
Total inventories	$3,662,699	$5,300,458

For the six months ended June 30, 2025 and year ended December 31, 2024, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

Note 6. Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Prepaid expenses to purchase raw materials	$31,316	$28,359
Prepaid consulting fee	13,959	78,090
Other current assets	—	12,839
Loans to a third party*	4,400,000	—
Interest receivable*	133,525	—
Other receivables	—	10,614
Other prepayments	59,200	29,668
Prepayments and other current assets	$4,638,000	$159,570

*	In January 2025, the Company provided two loans to a third party with an aggregate principal amount of $4,400,000. The loans bear interest at an annual rate of 6.30% and mature in one year, with both principal and interest due at maturity.

For the six months ended June 30, 2025 and year ended December 31, 2024, the Company recorded no allowance for other receivable.

Note 7. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Building	$2,786,773	2,734,965
Office Equipment	194,693	191,073
Electronic Equipment	212,953	203,588
Vehicles	242,350	224,023
Machinery Equipment	480,128	471,202
Building Improvement	1,276,565	809,045
Construction in progress	44,137	6,152
Subtotal	$5,237,599	$4,640,048
Less: accumulated depreciation	(1,750,027)	(1,602,736)
Total	$3,487,572	$3,037,312

As of June 30, 2025 and December 31, 2024, the buildings have been pledged for the purpose of obtaining bank loans.

Depreciation expenses for the six months ended June 30, 2025 and 2024 amounted to $115,496 and $158,459, respectively.

For the six months ended June 30, 2025, the depreciation expenses included in the cost of sales, general and administrative expenses, selling expenses, and research and development expenses were approximately $35,995, $73,976, $2,311, and $3,214, respectively.

For the six months ended June 30, 2024, the depreciation expenses included in the cost of sales, general and administrative expenses, selling expenses, and research and development expenses were approximately $36,135, $119,000, $1,723 and $1,601, respectively.

Note 8. Land-use rights, net

Land-use rights, net, consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Land-use rights	$2,363,538	$2,319,598
Less: accumulated amortization	(216,658)	(189,434)
Land-use rights, net	$2,146,880	$2,130,164

As of June 30, 2025 and December 31, 2024, the land-use rights have been pledged for the purpose of obtaining bank loans.

Amortization expenses were $23,345 and $23,467 for the six months ended June 30, 2025 and 2024, respectively.

For the six months ended June 30, 2025, the amortization expenses included in the cost of sales and general and administrative expenses were approximately $4,711 and $18,634, respectively.

For the six months ended June 30, 2024, the amortization expenses included in the cost of sales and general and administrative expenses were approximately $4,748 and $18,719, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2025	$46,690
Fiscal year 2026	46,690
Fiscal year 2027	46,690
Fiscal year 2028	46,690
Fiscal year 2029	46,690
Thereafter	1,913,430
Total	$2,146,880

Note 9. Intangible assets, net

Intangible assets, net, consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Patents	$52,474	$51,498
Less: accumulated amortization	(10,495)	(7,725)
Intangible assets, net	$41,979	$43,773

Amortization expenses included in general and administrative expenses were $2,591 and $2,605 for the six months ended June 30, 2025 and 2024, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2026	$5,182
Fiscal year 2027	5,182
Fiscal year 2028	5,182
Fiscal year 2029	5,182
Fiscal year 2030	5,182
Thereafter	16,069
Total	$41,979

Note 10. Accounts payable

Accounts payable consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Accounts payable to Third parties	1,726,132	3,132,613
Total accounts payable	$1,726,132	$3,132,613

Note 11. Short-term bank loans

Short-term bank loans consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Fujian Rural Commercial Bank	$418,784	$410,998
Industrial and Commercial Bank of China	4,159,919	4,082,584
China Merchants Bank	—	136,999
Total short-term bank loans	$4,578,703	$4,630,581

As of June 30, 2025, a total of $4,159,919 bank loan was pledged by land-use rights and buildings owned by Ewatt and guaranteed by Wenzao Huang, Baohua Xu, Yunjun Huang and Zhaoxia Chen. A total of $418,784 of bank loans was guaranteed by Wenzao Huang, Baohua Xu, Jinliang Xu, Xiaolong Chen and Yunjun Huang. Guarantors Wenzao Huang, Jinliang Xu, Xiaolong Chen and Yunjun Huang are related parties of the Company. The interest is paid on a monthly basis and the principal is repaid in full at maturity.

Short-term loans as of June 30, 2025 consisted of following:

As of June 30, 2025 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	December 13, 2024	November 19, 2025	6,000,000	$837,567	4.20%
Industrial and Commercial Bank of China	May 30, 2025	December 17, 2025	9,900,000	1,381,987	4.20%
Industrial and Commercial Bank of China	September 9, 2024	August 8, 2025	6,900,000	963,203	4.20%
Industrial and Commercial Bank of China	May 21, 2025	May 7, 2026	7,000,000	977,162	4.20%
Fujian Rural Commercial Bank	August 21, 2024	August 20, 2025	3,000,000	418,784	4.95%
Total secured short-term bank loans as of June 30, 2025			32,800,000	$4,578,703

Short-term loans as of December 31, 2024 consisted of following:

As of December 31, 2024 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	December 13, 2024	November 19, 2025	6,000,000	$821,998	4.20%
Industrial and Commercial Bank of China	November 7, 2024	June 6, 2025	9,900,000	1,356,294	4.20%
Industrial and Commercial Bank of China	September 9, 2024	August 8, 2025	6,900,000	945,296	4.20%
Industrial and Commercial Bank of China	May 29, 2024	May 22, 2025	7,000,000	958,996	4.20%
Fujian Rural Commercial Bank	August 21, 2024	August 20, 2025	3,000,000	410,998	4.95%
China Merchants Bank	January 30, 2024	January 29, 2025	1,000,000	136,999	4.83%
Total secured short-term bank loans as of December 31, 2024			33,800,000	$4,630,581

Note 12. Contract liabilities

Contract liabilities consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Advance from customers	$—	$1,712
Total contract liabilities	$—	$1,712

	For the six months ended June 30,
	2025	2024
Balance at the beginning of the period	$1,712	$65,703
Cash received in advance	—	18,288
Revenue recognized from opening balance of deferred revenue	(1,712)	(65,703)
Revenue recognized from contract liabilities arising during the period	—	(11,559)
Balance at the end of the period	$—	$6,729

Note 13. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Payroll payable	$173,465	$135,599
Other payables	298,418	55,046
Total accrued expenses and other payables	$471,883	$190,645

Other payables mainly consist of VAT payable and other taxes payable.

Note 14. Warranty liabilities

Warranty liabilities consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Warranty liabilities	46,080	31,602
Total warranty liabilities	$46,080	$31,602

Note 15. Finance leases as lessee

In May 2025, the Company entered into a machinery equipment lease agreement. The total lease term is 2 years and has been classified as a finance lease because the Company is reasonably certain to exercise the purchase option and ownership of the underlying assets will transfer to the Company.

The Company’s lease agreement do not provide a readily determinable implicit rate nor is it available to the Company from its lessor. Instead, the Company estimates its incremental borrowing rate based on interest rates published by the People’s Bank of China in order to discount lease payments to present value. The weighted average discount rate of the Company’s finance leases was 3.00% per annum as of June 30, 2025.

Amounts recognized in the combined balance sheet:

	As of June 30, 2025	As of December 31, 2024
Finance lease assets	$111,202	$—

Lease liabilities, current	58,925	—
Lease liabilities, non-current	42,946	—
Total lease liabilities	$101,871	$—

A summary of lease cost is as follows:

	For the six months ended June 30,
	2025	2024
Amortization of finance lease assets	$868	$—
Interest of lease liabilities	541	—

The following table presents maturity of lease liabilities as of June 30, 2025:

Minimum lease payment
Six months ended December 31, 2025	$32,243
Fiscal year 2026	57,320
Fiscal year 2027	15,096
Less: imputed interest	(2,788)
Present value of finance lease liabilities	$101,871

The following summarizes other supplemental information about the Company’s lease as of June 30, 2025 and December 31, 2024:

	As of June 30, 2025	As of December 31, 2024
Weighted average discount rate	3.00%	—
Weighted average remaining lease term	1.82 years	—

Note 16. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Cayman Islands and BVI

The Company is incorporated in the Cayman Islands and Yunfei BVI is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to 2,000,000 Hong Kong dollars, and 16.5% on any part of assessable profits over 2,000,000 Hong Kong dollars.

PRC

Generally, under the Enterprise Income Tax (“EIT”) Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

In addition, the EIT law grants preferential tax treatment to a High and New Technology Enterprise (“HNTE”), if the enterprise meets the requirements by local government and maintains the HNTE status by re-applying every three years. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%.

For the six months ended June 30, 2025 and 2024, Ewatt was eligible for a reduced income tax rate of 15% as an HNTE.

The provision for income tax consisted of the following:

	For the six months ended June 30
	2025	2024
Current income tax expenses	$—	$17,415
Deferred income tax expenses (benefits)	(1,703)	408
Total income tax expenses (benefits)	$(1,703)	$17,823

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	For the six months ended June 30,
	2025	2024
Income (loss) before income tax expenses	$(1,977,123)	$407,904
Income tax computed at statutory EIT rate (25%)	—	102,124
Tax effect of preferential tax treatments	—	(40,849)
Effect of research and development credits	—	(92,721)
Effect of other non-deductible expenses	—	48,861
Current income tax expenses	$—	$17,415
Tax effect of deferred tax recognized	(1,703)	408
Total income tax expenses (benefits)	$(1,703)	$17,823

The significant components of deferred tax assets were as following:

	As of June 30, 2025	As of December 31, 2024
Deferred tax assets	$6,991	$5,169
Total deferred tax assets	$6,991	$5,169

The Company’s taxes payable consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Income tax payable	$8,906	$27,337
Other tax payables	38,478	39,056
Total tax payable	$47,384	$66,393

Other tax payables mainly consist of VAT payable, city construction tax payable, property tax and land use tax payable, stamp tax payable, and education fund payable.

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions.

Note 17. Equity

Ordinary Shares

On January 3, 2025, the Company consummated its initial public offering on the Nasdaq Capital Market of 2,000,000 ordinary shares at a public offering price of US$4.00 per share.

On May 22, 2025, the Company granted an aggregate of 1,400,000 ordinary shares to certain employees under its share-based compensation plan.

On June 9, 2025, the Company passed the shareholder resolutions and board resolutions to re-designate and re-classify its authorized share capital into (i) 350,000,000 Class A Ordinary Shares, each with a par value of US$0.0001 and carrying 1 vote per share, and (ii) 150,000,000 Class B Ordinary Shares, each with a par value of US$0.0001 and carrying 20 votes per share, replacing the previous authorization of 500,000,000 Ordinary Shares.

Save and except for voting rights and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

Effective July 31, 2025, the Company re-designated and reclassified its 15,900,000 issued Ordinary Shares into 3,400,000 Class A and 12,500,000 Class B ordinary shares. The re-designation has been accounted for and disclosed in these unaudited condensed consolidated financial statements on a retrospective basis.

The Company’s issued and outstanding shares as of June 30, 2025 were as follows::

Name of Shareholder	Type of shares	No. of Shares As of June 30, 2025
LIANKEN ENTERPRISE LIMITED	Class B Ordinary Shares	4,376,625
TIANHUA ENTERPRISE LIMITED	Class B Ordinary Shares	3,723,750
XINGCAN ENTERPRISE LIMITED	Class B Ordinary Shares	2,255,000
WEIBO ENTERPRISE LIMITED	Class B Ordinary Shares	1,394,625
Kerui Enterprise Limited	Class B Ordinary Shares	750,000
Shares held by the public shareholders and employees	Class A Ordinary Shares	3,400,000
Total:		15,900,000

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company. As of June 30, 2025 and December 31, 2024, the balance of the required statutory reserves was $361,083 and $361,083, respectively.

Note 18. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of June 30, 2025 and December 31, 2024, amounts restricted were the paid-in-capital and statutory reserve of the PRC entities, which amounted to $14,741,411 and $7,399,836, respectively.

Note 19. Customer and Supplier Concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

The Company sold a substantial portion of products to one customer (55.79% of total revenue) during six months ended June 30, 2025. As of June 30, 2025, the amount due from this customer included in accounts receivable was $937,231, representing 13.12% of total accounts receivable.

The Company sold a substantial portion of products to two customers (34.83% and 12.05% of total revenue) during six months ended June 30, 2024. As of June 30, 2024, the amount due from these customers included in accounts receivable was $1,954,710, representing 53.39% of total accounts receivable.

The loss of any significant customers or the failure to attract new customers could have a material adverse effect on the Operating Entity’s business, and the Company’s consolidated results of operations and financial condition.

For the six months ended June 30, 2025, two suppliers contributed approximately 17.18% and 15.91% of total purchases made by the Company.

For the six months ended June 30, 2024, two suppliers contributed approximately 18.13% and 17.80% of total purchases made by the Company.

The loss of any significant suppliers or the failure to purchase key raw materials could have a material adverse effect on the Operating Entity’s business, and the Company’s consolidated results of operations and financial condition.

Note 20. Related party transactions

1)	Nature of relationships with related parties

Name	Relationship with the Company
Wenzao Huang	Director and shareholder of the Company
Yunjun Huang	Director and shareholder of the Company
Rongjun Xu	CEO of the Company
Lihui Xu	Shareholder of the Company
Lianken Enterprise Limited (“Lianken”)	100% owned by Wenzao Huang
Tianhua Enterprise Limited (“Tianhua”)	100% owned by Xiaolong Chen
Xingcan Enterprise Limited (“Xingcan”)	100% owned by Yunjun Huang
Weibo Enterprise Limited (“Weibo”)	100% owned by Jinliang Xu
Quanzhou Huasen Hardware and Plastic Products Co., Ltd (“Quanzhou Huasen”)	100% owned by Wenzao Huang
Dayu Yaodong Hardware and Plastic Products Co., Ltd (“Dayuyaodong”)	A member of the board of supervisors of Dayuyaodong is Wenzao Huang

2)	Related party balances

Accounts	Name of related parties	As of June 30, 2025	As of December 31, 2024
Due to related parties	Wenzao Huang	$160,336	$162,034
	Lihui Xu	9,473	24,734
	Rongjun Xu	3	—
Due to related parties		$169,812	$186,768

Accounts	Name of related parties	As of June 30, 2025	As of December 31, 2024
Due from related parties	Lianken	523	258
	Tianhua	522	258
	Xingcan	522	257
	Weibo	522	257
Due from related parties		$2,089	$1,030

3)      Related party transactions

For the fiscal six months ended June 30, 2025, the Operating Entity provided loans to related parties. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend from Operating Entity	Repaid to Operating Entity
Lianken	$267	$—
Tianhua	267	—
Xingcan	268	—
Weibo	268	—
Total	$1,070	$—

For the six months ended June 30, 2024, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Wenzao Huang	$225,919	$225,919
Yunjun Huang	346,503	—
Lianken	—	256
Tianhua	—	256
Xingcan	—	256
Weibo	—	256
Total	$572,422	$226,943

Transaction Types	Name of related parties	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Sales	Quanzhou Huasen	$11,592	$2,424
	Dayuyaodong	—	1,227
Total		$11,592	$3,651

For the six months ended June 30, 2025 and 2024, the Company generated revenue from related parties in the amount of $11,592 and $3,651, respectively.

The following table summarizes the Operating Entity’s accounts receivable balance with the related parties:

Accounts	Name of related parties	As of June 30, 2025	As of December 31, 2024
Accounts receivable	Quanzhou Huasen	$5,765	$—
Total		$5,765	$—

As of June 30, 2025 and December 31, 2024, the Company’s accounts receivable balance from related parties amounted to $5,765 and nil, respectively.

Note 21. Commitments and Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

Note 22. Subsequent events

The Company has evaluated subsequent events through the date the financial statements were issued and filed with the SEC. Based on the Company’s evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements, except the following:

On July 30, 2025, the Board of Directors approved the Company’s 2025 Employee Equity Incentive Plan (the “Plan”). The Plan authorizes the issuance of up to 15,000,000 Class A ordinary shares with a par value of US$0.0001 per share. Shares issued under the Plan may consist of authorized but unissued shares, treasury shares, or shares repurchased by the Company in any manner. The purpose of the Plan is to support the Company’s long-term growth by attracting, motivating, and retaining key personnel. On August 19, 2025, the Company issued 3,000,000 Class A ordinary shares to five employees pursuant to the Plan.

On July 28, 2025, the Company repaid its loan from the Industrial and Commercial Bank of China in the amount of $2,791,892. On the same date, the Company entered into a new loan agreement with the same bank for $2,791,892, bearing interest at an annual rate of 1.30% and maturing on July 16, 2026.

On August 20, 2025, the Company fully repaid its loan from Fujian Rural Commercial Bank in the amount of $418,784. On the same date, the Company entered into a new loan agreement with Fujian Rural Commercial Bank in the amount of $348,987, bearing interest at an annual rate of 4.95% and maturing on August 29, 2026.

Note 23. Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of June 30, 2025 and December 31, 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed balance sheets

	As of June 30, 2025	As of December 31, 2024
ASSETS
Current Asset
Cash and cash equivalents	$266,611	$1,339
Total current asset	$266,611	$1,339

Non-Current Asset
Investment in subsidiaries	$15,744,331	$10,426,328
Total non-current asset	$15,744,331	$10,426,328
Total Assets	$16,010,942	$10,427,667

LIABILITY
Current Liability
Amounts due to related parties	$159,445	$161,133
Total current liability	$159,445	$161,133

Total liabilities	$159,445	$161,133

EQUITY
Class A Ordinary Share, $0.0001 par value, 350,000,000 shares authorized; 3,400,000 shares issued and outstanding*	340	—
Class B Ordinary Share, $0.0001 par value, 150,000,000 shares authorized; 12,500,000 shares issued and outstanding*	1,250	1,250
Additional paid-in capital	14,378,738	7,037,503
Statutory reserve	361,083	361,083
Retained earnings	1,226,398	3,201,818
Accumulated other comprehensive loss	(116,312)	(335,120)
Total Equity	$15,851,497	$10,266,534
Total Liabilities and Equity	$16,010,942	$10,427,667

*	The shares are presented on a retrospective basis.

Condensed statements of operations

	For the Six Months Ended June 30,
	2025	2024
Operating expenses:
General and administrative expenses	$(2,070,341)	$—
Interest income	133,554	—
Other expenses	(1,949)	(200)
Share of income of subsidiaries	(36,684)	390,281
Net (loss) income	$(1,975,420)	$390,081

Comprehensive income
Net (loss) income	$(1,975,420)	$390,081
Foreign currency translation adjustments	218,808	218,837
Comprehensive (loss) income	$(1,756,612)	$608,918

Condensed statements of cash flows

	For the Six Months Ended June 30,
	2025	2024
Cash Flows from Operating Activities:
Net (loss) income	$(1,975,420)		$390,081
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	36,684		(390,281)
Net Cash Used in Operating Activities	$(1,938,736)		$(200)

Cash Flows from Investing Activity:
Loans to third party	$(4,533,525)		$—
Net Cash Used in Operating Activity	$(4,533,525)		$—

Cash Flows from Financing Activity:
Issuance of ordinary shares, net of offering costs	$7,060,133	$
Net Cash Provided by Financing Activity	$7,060,133		$—
Effect of exchange rate changes	(322,600)		256
Changes in Cash	265,272		56
Cash, Beginning of Period	1,339		83
Cash, End of Period	266,611		139